SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 15, 2002



Charter Communications, Inc.
(Exact name of registrant as specified in its charter)

Delaware
(State or Other Jurisdiction of Incorporation or Organization)

000-27927	**43-1857213**
(Commission File Number)	*(I.R.S. Employer Identification Number)*

12405 Powerscourt Drive
St. Louis, Missouri   63131
(Address of principal executive offices including zip code)

(314) 965-0555
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

ITEM 5. OTHER ITEMS

Charter Communications, Inc. today announced it had filed with the Securities and Exchange Commission (SEC) for a five day extension on Form 12b-25 in which to file the third quarter Form 10-Q reports for itself and its subsidiaries Charter Communications Holdings, LLC; CC V Holdings, LLC (Avalon Cable) and Renaissance Media Group LLC. A copy of the press release is being filed as Exhibit 99.1 with this report.

ITEM 7. EXHIBITS.

Exhibit
Number   Description

99.1   99.1 Press release dated November 15, 2002. *

    * filed herewith

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Charter Communications, Inc. has duly caused this Current Report to be signed on its behalf by the undersigned hereunto duly authorized.

<u>CHARTER COMMUNICATIONS, INC.,</u>
Registrant

Dated: November 15, 2002

By: <u>/s/ Kent D. Kalkwarf</u>
Name: Kent D. Kalkwarf
Title: Executive Vice President and Chief Financial Officer
(Principal Financial Officer)

EXHIBIT INDEX

Exhibit
Number   Description

99.1   99.1 Press release dated November 15, 2002.

Exhibit 99.1



NEWS

FOR RELEASE: Friday, November 15, 2002

Charter Files For 5 Day Extension To File
Third Quarter Financial Statements

ST. LOUIS – Charter Communications, Inc. (Nasdaq: CHTR) today announced it had filed with the Securities and Exchange Commission (SEC) for a five day extension in which to file the third quarter Form 10-Q reports for itself and its subsidiaries Charter Communications Holdings, LLC; CC V Holdings, LLC (Avalon Cable) and Renaissance Media Group LLC.

Charter said the extensions were necessary in order to provide the company additional time to complete the financial statements for the period ended September 30, 2002 to reflect deferred income tax liabilities arising out of certain prior acquisitions. As previously announced, the deferred tax liability account will not impact previously reported revenue, operating cash flow or past or future cash tax obligations. Accordingly, it is not expected to have any cash impact. The Company expects to file its third quarter financial statements and related disclosures with the SEC on or before November 19, 2002.

About Charter Communications

Charter Communications, A Wired World Company™, is among the nation's largest broadband communications companies, currently serving approximately 6.7 million customers in 40 states. Charter provides a full range of advanced broadband services to the home, including cable television on an advanced digital video programming platform marketed under the Charter Digital Cable® brand and high-speed Internet access via Charter Pipeline®. Commercial high-speed data, video and Internet solutions are provided under the Charter Business Networks™ brand. Advertising sales and production services are sold under Charter Media.


\#   \#   \#


More information about Charter can be found at www.charter.com.

CONTACTS:

Media: David Andersen	Equity Analysts: Mary Jo Moehle	High Yield Analysts: Ralph Kelly
314.543.2213	314.543.2397	314.543.2388
dandersen@chartercom.com	mmoehle@chartercom.com	rkelly@chartercom.com